UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#03-01 Southpoint

200 Cantonment Road

Singapore 089763

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Grindrod Shipping Holdings Ltd. announces the results of its annual general meeting, which was held on May 25, 2023, commencing at 18H00 Singapore Standard Time (the "AGM"). The results of the AGM are set out in Exhibit 99.1 to this Report on Form 6-K.

Exhibits

99.1	Results of the annual general meeting of Grindrod Shipping Holdings Ltd. held on May 25, 2023 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: May 25, 2023	/s/ Edward Buttery
Name: Edward Buttery
Title: Chief Executive Officer